UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                         Earle I. Mack
                        (Name of Issuer)

        Class A Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                           089098107
                         (CUSIP Number)

                    James H. Schropp, Esq.
            Fried, Frank, Harris Shriver & Jacobson
              1001 Pennsylvania Avenue, Suite 800
                   Washington, DC 20004-2505
         (202) 639-7110
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         December 15, 1999
                    (Date of Event which Requires Filing of this
               Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13D
CUSIP No. 089098107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY):

     Earle I. Mack
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   PF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [     ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER          717,800 shares of Class A
Common Stock
8   SHARED VOTING POWER    0
9   SOLE DISPOSITIVE POWER      717,800 shares of Class A
Common Stock
10 SHARED DISPOSITIVE POWER  0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     717,800 shares of Class A Common Stock

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS):  [     ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     11.54

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 5.  Interest in Securities of the Issuer

Item 5(c). On December 14, 1999, Mr. Mack purchased 61,700 shares of Big City Radio
           Inc.'s ("BCR") Class A Common Stock at $4.4696 per share.

           On December 15, 1999, Mr. Mack purchased 45,000 shares of BCR's
          Class A Common Stock at $4.2479 per share.

          On December 16, 1999, Mr. Mack purchased 103,200 shares of BCR's Class A
          Common Stock at $4.132 per share.


Item 5(e). As of December 16, 1999, Mr. Mack beneficially owns 717,800 shares or 11.54 percent of the Class A Common Stock of BCR.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 16, 1999.


Date: December 16, 1999         By: /s/ Earle I. Mack
                               Name: Earle I. Mack